Delta Corp. Holdings Ltd

Boundary Hall

Cricket Square

Grand Cayman, KY1-1102

Cayman Islands

VIA EDGAR

September 26, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Kevin Dougherty

Re:	Delta Corp. Holdings Ltd Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted March 31, 2023 CIK No. 0001948292

Dear Mr. Dougherty:

Delta Corp. Holdings Ltd (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on April 27, 2023, regarding its Amendment No. 1 to the Draft Registration Statement on Form F-4 (the “Registration Statement”) filed with the Commission on March 31, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Registration Statement on Form F-4 (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Draft Registration Statement on Form F-4

Cover Page

1.	We note that you define the shareholders of Delta as the “Sellers.” We also note that the merger agreement identifies the Sellers as Core Maritime Commodities FZ-LLC, and note your disclosure on page 161 that Core Maritime Commodities FZ-LLC is owned entirely beneficially by Mr. Mudit Paliwal, Delta’s CEO and founder, and his wife. Please revise your cover page to identify the “Sellers.”

Response to Comment 1: The Company respectfully acknowledges the Staff’s comment and has revised the cover page and page 2 of the Amended Registration Statement to identify the Sellers and Core Maritime Commodities FZ-LLC (“CMC”) as described in the Staff’s comment.

About This Proxy Statement/Prospectus, page iii

2.	We note your disclosure that this registration statement constitutes a prospectus with respect to the Pubco Ordinary Shares to be issued to the shareholders of Delta. However, we also note that Section 7.7 of the merger and share exchange agreement provides that the Exchange Shares are being issued in reliance upon one or more exemptions from the registration requirements of the Securities Act. If you are registering the offer and sale of such securities on this registration statement, please provide your basis for doing so.

Response to Comment 2: The Company acknowledges the Staff’s comment. In response the Company respectfully advises the Staff that the next amendment to the Amended Registration Statement will include a representation for issuance by the Company, which we refer to as Pubco in the Amended Registration Statement, of either public or privately shares of Pubco to the Sellers. (This representation will be included in its amended merger and share exchange agreement in lieu of its existing representation in Section 7.7 referenced in the Staff's comment). Supplementally, the Company submits to the Staff that notwithstanding such registration, such shares of Pubco if held by CMC or its affiliates will remain subject to limitations on transfer provided in the lockup agreement of CMC referenced in the Registration Statement. Such shares may also be subject to applicable securities laws' limitations on transfer for shares held by affiliates of an issuer, including without limitation under Rule 144 of the Securities Act of 1933, as amended. According to the general instructions (A.1(3)) of Form F-4, Pubco can register shares offered in exchange for securities of another entity, being either existing private or public shares of either of Delta (being Delta Corp Holdings Limited, a company incorporated in England and Wales) or Coffee (being Coffee Holding Co., Inc., a Nevada corporation).

Cautionary Note Regarding Forward-Looking Statements, page v

3.

We note your disclosure that the proxy statement/prospectus contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. As this is the initial public offering of the registrant, it appears that the registrant is not eligible for the safe harbor. Please revise to clarify or advise.

Response to Comment 3: The Company acknowledges the Staff’s comment and has revised page v of the Amended Registration Statement to reflect applicable securities laws’ references.

Questions and Answers About the Proposals

Q: What consideration will JVA stockholders receive if the Business Combination is completed?, page viii

4.	You disclose that it is anticipated that, immediately following completion of the Business Combination, the existing stockholders of Delta, the Sellers, will own approximately 95.21% of the issued and outstanding Pubco Ordinary Shares in the capital of Pubco (a portion of which will be allocated to Maxim in respect of the success fee owed to it by Delta), and JVA’s existing stockholders will own approximately 4.79% of the issued and outstanding Pubco Ordinary Shares in the capital of Pubco. You further disclose that these percentages do not include the Earnout Shares, or Pubco Ordinary Shares which may be issued upon exercise of outstanding options exercisable for JVA Common Stock which will be exchanged for options exercisable for Pubco Ordinary Shares, and that these percentages are calculated based on a number of assumptions (as described in the accompanying proxy statement/prospectus) and are subject to adjustment in accordance with the terms of the Merger Agreement. Please disclose any material assumptions and adjustments under the Merger Agreement such ratios are subject to in this section.

Response to Comment 4: The Company acknowledges the Staff’s comment and has revised the cover page and pages ix, 3, 59, 78 and 100 of the Amended Registration Statement to disclose the material assumptions and adjustments used to calculate these percentages.

5.	We note your disclosure that the estimated total consideration to JVA stockholders in the Business Combination is approximately $31.5 million consisting of Pubco Ordinary Shares, subject to adjustment. Please revise to disclose how such consideration was calculated.

Response to Comment 5: The Company acknowledges the Staff’s comment and has revised pages ix, 3, 77, 79 and 99 of the Amended Registration Statement to disclose how such consideration was calculated.

Summary, page 1

6.	Please identify the parties that will have registration rights, and quantify the number of ordinary shares to which such rights apply. In addition, please identify the parties to the lock-up agreements, and quantify the number of shares subject to such agreements.

Response to Comment 6: The Company acknowledges the Staff’s comment and has revised pages 6, 7, 112 and 113 of the Amended Registration Statement to disclose the parties that will have registration rights, the number of ordinary shares to which such rights apply, the parties to the lock-up agreements and the number of shares subject to such agreements.

Opinion of Financial Advisor to the Board of Directors of JVA, page 7

7.	We note your disclosure that Newbridge provided its Opinion for the sole benefit and use by the JVA Board in its consideration of the Merger Agreement and the Business Combination. We also note a similar statement in the opinion provided in Annex C. Please remove such statements.

Response to Comment 7: The Company respectfully acknowledges the Staff’s comment and has revised pages 7 and 8 of the Amended Registration Statement, and the opinion provided in Annex C, to remove such statements.

Description of the Proposed Transaction, page 17

8.	You disclose on the top of page 18 that you are “... omitting HNT’s historical financial statements. However, you intend to amend this Registration Statement to include all financial information required by Regulation S-X prior to the effectiveness of this Registration Statement.” Please revise to provide the financial statements of HNT, and any other financial statements required for entities acquired or invested in.

Response to Comment 8: The Company respectfully acknowledges the Staff’s comment. The Company has provided updated disclosure relating to the acquisition of HNT, and the Company’s assessment thereunder under Regulation S-X, on pages 17 and 146 of the Amended Registration Statement. The Company supplementally advises the Staff that the financial statements as of and for the year ended December 31, 2022 contain the information for other entities acquired or invested in during such fiscal year and that no other entities’ financial statements are required by Regulation S-X as of the date of this proxy statement/prospectus. In the event such financial statements become required prior to the effectiveness of this Registration Statement, the Company will amend the Registration Statement to provide such financial statements.

Unaudited Pro Forma Condensed Combined Financial Statements Unaudited Pro Forma Condensed Combined Statement of Profit and Loss and Other Comprehensive Income, page 21

9.	In the pro forma statements of profit and loss for the six months ended June 30, 2022 and the year ended December 31, 2021 you reference notes to pro forma adjustments 4(h)(ii), (iii) and (iv); however, there is no corresponding discussion or explanation included in Note 4. Please revise accordingly.

Response to Comment 9: The Company respectfully acknowledges the Staff's comment, and has provided updated pro forma adjustments in its Unaudited Pro Forma Combined Financial Statements to include applicable notes on adjustments.

Risk Factors, page 37

10.	We note your disclosure that the risks described relate to the Business Combination, and are in addition to, and should be read in conjunction with, without limitation, the factors discussed in Part I, Item 1A — Risk Factors in JVA’s annual report on Form 10-K for the year ended October 31, 2022. Please ensure that you have included all disclosure required by Item 3 of Form F-4 in your filing, including disclosure required by Item 105 of Regulation S-K. In the alternative, please provide your basis for referring to the risk factors discussed in the JVA annual report on Form 10-K.

Response to Comment 10: The Company respectfully acknowledges the Staff’s comment and has revised page 32 of the Amended Registration Statement to remove such statement.

Background of the Business Combination, page 80

11.	Throughout this section, you refer to JVA or Delta or their representatives, discussing the merger with various parties, such as Maxim. Please revise to disclose the individuals that participated in each meeting to be clear about the persons involved in negotiations or other activities.

Response to Comment 11: The Company respectfully acknowledges the Staff’s comment and has updated the Amended Registration Statement to include the requested disclosure throughout the “Background of the Business Combination” section.

12.	You disclose that on June 4, 2022, representatives from Maxim, on behalf of Delta, sent JVA a non-binding letter of intent which outlined Delta’s proposed terms for a potential merger transaction. Please revise to disclose all material terms of this letter of intent, such as the initial proposal on the structure of the transaction, the calculation of JVA and Delta relative equity values, the terms of the breakup fee, the terms of the “go-shop” provision and the terms of exclusivity that were discussed in later meetings, and discuss the negotiations leading to execution of the Letter of Intent on June 28, including, without limitation, changes to the terms throughout negotiations

Response to Comment 12: The Company respectfully acknowledges the Staff’s comment and has updated the Amended Registration Statement to include the material terms of the Letter of Intent throughout the “Background of the Business Combination” section.

13.	Please disclose why Messrs. Knepper, Thomas and Dwyer were selected to be on the JVA Special Committee.

Response to Comment 13: The Company respectfully acknowledges the Staff’s comment and has updated the Amended Registration Statement on pages 79 and 80 to disclose that Messrs. Knepper and Thomas were selected to be on the JVA Special Committee due to their status as independent directors, and Mr. Dwyer was selected to be on the JVA Special Committee due to his extensive knowledge of JVA and broad industry experience.

14.	From the execution of the Letter of Intent on June 28, 2022, we note various meetings among the parties and their advisors up until the execution of the Merger Agreement on September 29, 2022. Please revise to disclose any change to the material terms as agreed to in the Letter of Intent leading to execution of the Merger Agreement, such as changes to the valuation and transaction structure, and how the material terms were negotiated and ultimately agreed to in the executed Merger Agreement.

Response to Comment 14: The Company respectfully acknowledges the Staff’s comment and has updated the Amended Registration Statement to include disclosure throughout the “Background of the Business Combination” section of the changes to the material terms from the time of the execution of the Letter of Intent on June 28, 2022 until the execution of the Merger Agreement on September 29, 2022.

15.	You disclose that on September 28, 2022 the JVA Board held a telephonic meeting with representatives of Lowenstein, Newbridge, Maxim and Delta, and that representatives from Delta made a presentation regarding Delta’s history, development, historical financial results and expected financial results. On September 29, 2022, you disclose that the JVA Board held a telephonic meeting with representatives of Lowenstein, at which the JVA Board reviewed and discussed additional financial information related to Delta. Please revise to discuss in greater detail the historical and expected financial results of Delta shared with the JVA board and any additional financial information related to Delta that the JVA Board reviewed and from whom such additional information was received.

Response to Comment 15: The Company respectfully acknowledges the Staff’s comment and has updated the Amended Registration Statement on page 81 to include the requested disclosure.

16.	During the “go-shop” period, you disclose that at the request of JVA executive management, representatives of Newbridge contacted approximately ten strategic parties and approximately six financial institutions about a potential transaction with JVA as an alternative to the transaction with Delta. You further disclose that as of the expiration of the “go-shop” period, JVA had not received any alternative acquisition proposals. Please expand your discussion in this section to describe the process Newbridge used to solicit other proposals, discuss any information gathered or shared, how and by whom it was evaluated, and any negotiations which occurred.

Response to Comment 16: The Company respectfully acknowledges the Staff’s comment and has updated the Amended Registration Statement on page 82 to include the requested disclosure.

17.	Please clarify the duration of the “go-shop” period. You disclose that during the period beginning on the date of the Merger Agreement and continuing until “11:59 p.m. (New York City time) on October 19, 2022” in the penultimate paragraph of this section, then in the last paragraph disclose that the “go-shop” period expired at “12:01 a.m. Eastern Time on October 29, 2022.”

Response to Comment 17: The Company respectfully acknowledges the Staff’s comment and has updated the Amended Registration Statement to include the requested disclosure on page 82 to clarify that the go-shop period expired at 11:59 p.m. (New York City time) on October 9, 2022.

18.	Please revise to clarify the conclusion set forth in the fairness opinion. In that regard, we note your disclosure on page 85 regarding the fairness of the “Share Exchange Consideration” to be received by the stockholders of JVA.

Response to Comment 18: The Company respectfully acknowledges the Staff’s comment and has updated the fairness opinion of Newbridge and the Amended Registration Statement to clarify that the Merger Consideration (as defined in the Merger Agreement) is fair to the stockholders of JVA.

Opinion of Newbridge Securities Corporation

Valuation Analyses Summary, page 90

19.	You disclose that Newbridge based this analysis on its analysis of the Business Combination and the implied equity value of Delta. Please disclose how Newbridge calculated the implied equity value of Delta.

Response to Comment 19: The Company respectfully acknowledges the Staff’s comment and has updated the Amended Registration Statement on pages 87 and 88to include the applicable calculation of such value.

20.	We note your disclosure regarding the valuation ranges in Newbridge’s analyses, and your reference to the comparative values of “public specialty agricultural equipment companies.” However, we also note your disclosure under the “Comparable Public Company Analysis” that the public company comparables were selected using the following criteria: “(i) Operates in the Air Freight and Logistics Sector....” Please explain or correct your reference to agricultural equipment companies. In addition, as Delta appears to engage in ocean freight and not the air freight business, please explain why the air freight and logistics sector was chosen for comparable companies.

Response to Comment 20: The Company respectfully acknowledges the Staff’s comment and has updated the Amended Registration Statement on page 88 to correct the reference to agricultural equipment companies and to include comparable companies referenced for purposes of the requested disclosure.

Precedent M&A Transaction Company Analysis, page 92

21.

You disclose that Newbridge analyzed the last approximately three years of mergers and acquisitions transaction data in the Air Freight and Logistics sector to find similar transactions where the targets being acquired most resembled Delta, but that the universe of transactions where there were similarities to Delta, and where financial data was recorded for the Business Combination value was generally limited. Please disclose the individual business combinations considered and any metrics analyzed for such business combinations.

Response to Comment 21: The Company respectfully acknowledges the Staff’s comment and has updated the Amended Registration Statement on page 88 to include the requested disclosure.

22.	You disclose that Newbridge obtained the median Implied Equity Value / Last Twelve-Month Net Income multiples from this dataset and multiplied it by the mid-point of Delta’s 2022E and 2023E Net Income to obtain an Enterprise Value. Please disclose Delta’s 2022E and 2023E Net Income used in this analysis, as well as the levels of debt and cash that you added back or otherwise reference where such information is disclosed.

Response to Comment 22: The Company respectfully acknowledges the Staff’s comment and has updated the Amended Registration Statement on page 88 to include the requested disclosure.

Discounted Cash Flow Analysis, page 93

23.	You disclose that Newbridge performed a DCF Analysis of the estimated future unlevered free cash flows attributable to Delta for the fiscal years of 2022 through 2031. In applying the DCF Analysis, you disclose that Newbridge relied on the financial projections prepared by Delta that estimated certain revenue growth rates, as well as EBITDA and net income margins. Please disclose the financial projections and material assumptions underlying such projections of Delta that Newbridge relied on for this analysis.

Response to Comment 23: The Company respectfully acknowledges the Staff’s comment and has updated the Amended Registration Statement on page 89 to include the requested disclosure.

Description of Securities of PubCo, page 95

24.

Please disclose in this section the provisions regarding business opportunities set forth in Section 49 in your amended and restated memorandum and articles of association, and provide related risk factor disclosure.

Response to Comment 24: In response to the Staff’s comment, the Company has provided the referenced disclosure on page 201 of the Amended Registration Statement and included risk factor disclosure on that page and on pages 65 and 66 of the Amended Registration Statement.

Material U.S. Federal Income Tax Consequences of the Business Combination, page 96

25.	We note your disclosure that subject to the qualifications and assumptions described in this proxy statement/prospectus, the Merger, taken together with the Share Exchange, “is intended” to qualify for U.S. federal income tax purposes as an exchange described in Section 351(a) of the Code. We also note your disclosure on page 71 that the Merger may also qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Please revise to clarify the tax consequences of the Business Combination. See Item 4 of Form F-4. In addition, ensure that counsel provides a firm opinion for each material tax consequence, or explain why such opinion cannot be given. Refer to Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings.

Response to Comment 25: In response to the Staff’s comment, the Company has revised the disclosure as requested.

JVA Stockholder Proposal No. 3 - The Advisory Charter Amendments Proposal, page 118

26.	Please disclose in this section the number of authorized ordinary and preference shares reflected in the charter amendment.

Response to Comment 26: The Company has provided the number of authorized ordinary and preference shares in respect of the Staff’s comment, on pages viii and 115 through 118 of the Amended Registration Statement.

Information with Respect to Delta, page 123

27.	Please disclose the source and date for all figures or charts used in this section.

Response to Comment 27: In response to the Staff’s comment, the Company has provided a source and date for the figures or charts set forth in the referenced section. Please see pages 122, 124 and 125 of the Amended Registration Statement.

Energy Logistics, page 125

28.	We note your disclosure here that you offer a carbon neutral physical delivery service within the Amsterdam, Rotterdam, and Antwerp markets, collectively known as “ARA,” and on page 128 you disclose that in the ARA and River Thames, UK markets you offer customers physical delivery through barges you lease that are operated on a carbon neural basis. Please explain how you achieve carbon neutral physical delivery, including discussing how you confirm that the barges you lease are operated on a carbon neutral basis.

Response to Comment 28: The Company has updated the disclosure as noted in the Staff’s comment on pages 123 and 126 of the Amended Registration Statement.

Management of Delta, page 142

29.	Please provide the information required by Item 18(a)(5)(ii) of Form F-4 with respect to the voting securities of Delta Corp Holdings Limited (the company incorporated in England and Wales) and the principal holders thereof.

Response to Comment 29: The Company acknowledges the Staff’s comment and has revised to include a section described the voting securities of Delta and their principal holders, as set forth in such referenced section, in the Amended Registration Statement on page 141.

Components of Results of Operations

Employee Benefit Expenses, page 149

30.	Please revise to provide an explanation of the types and nature of costs included in this heading similar to the other descriptions included in this section. Further, please explain why these costs would not be considered costs of sales and included in such line item.

Response to Comment 30: The Company has updated the disclosure as noted in the Staff’s comment on page 149. The Company further supplementally explains that these costs for employee benefits expenses are not considered costs of sales and included in such line item because separation is useful for management assessment purposes and to provide more fulsome disclosure. Otherwise, the employee benefit expenses relative to the cost of sales are a small percentage, and the Company believes would if not separately disclosed be challenging for management and third parties to quantify.

Delta Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Other Income, page 152

31.	You had Other Income of $6 million due to an increase in liabilities written back. Please disclose the reasons why you had to write the liabilities back and whether this had any adverse impact on your credit.

Response to Comment 31: In response to the Staff’s comment the Company has disclosed on page 152 of the Amended Registration Statement that the write back in liabilities in 2021 consisted of a $6.6 million of liabilities written back of which approximately $6.0 million was a variable compensation reserve made in 2021 that was reversed in 2022. Due to the reason being the variable compensation reserve and the reversal in 2022, the Company does not believe that such write back in liabilities has an adverse impact on the Company’s credit.

Related Party Transactions of Delta

CMC, page 161

32.	You disclose that Core Maritime Commodities FZ-LLC (“CMC”) is owned entirely beneficially by Mr. Mudit Paliwal, your CEO and founder, and his wife. In connection with its services to Delta, you disclose that CMC was paid by Delta in 2021 a consulting fee of $969,000. Please explain whether you included these fees in the aggregate Compensation of Directors and Other Executive Officers disclosed on page 143. See generally Item 6.B of Form 20-F.

Response to Comment 32: In response to the Staff’s comment, the Company has included disclosure on page 161 of the Amended Registration Statement to specify that such compensation was included in the aggregate Compensation of Directors and Other Executive Officers of Delta.

33.	Please provide all disclosure required by Item 7.B of Form 20-F, as set forth in Item 18(a)(7) of Form F-4. For example, we note that this section does not include related party transactions disclosed in Note 17 on page F-32.

The Company acknowledges the Staff’s comment and has provided update disclosure on page 161 of the Amended Registration Statement.

Security Ownership of Certain Beneficial Owners and Management of JVA, page 172

34.	Please explain footnote 10 to the beneficial ownership table as the Vanguard Group is not otherwise disclosed as a shareholder. However, we note Vanguard is disclosed as a shareholder of “JVA Before the Business Combination” in the beneficial ownership table on page 214.

Response to Comment 34: The Company respectfully acknowledges the Staff’s comment and has updated the Amended Registration Statement beginning on page 216 to remove reference to the Vanguard Group.

Index to Financial Information, page F-1

35.	Please revise to provide updated interim financial information for Coffee Holding Co., Inc. for the quarterly period ended January 31, 2023 in accordance with Item 8-08 of Regulation S-X.

Response to Comment 35: The Company respectfully acknowledges the Staff’s comment and has updated the Amended Registration Statement to include the requested and required interim financial information for Coffee Holding Co., Inc.

36.	Please revise to provide updated audited annual financial statements for Delta Corp Holdings Limited as of and for the year ended December 31, 2022 in accordance with Item 8.A of Form 20-F, via Item 14 of Form F-4. Please ensure all related financial disclosures are updated as well (e.g. MD&A and unaudited pro forma financial information, etc.).

Response to Comment 36: The Company respectfully acknowledges the Staff’s comment and has included updated audited annual financial statements for Delta Corp Holdings Limited as of and for the year ended December 31, 2022, and updated MD&A and unaudited pro forma financial information, in the Amended Registration Statement.

Delta Corp Holdings Limited Notes to the Interim Condensed Consolidated Financial Statements

Note 22 Significant events after reporting period, page F-34

37.	On page F-35 you discuss acquisitions and investments that you expect to initiate or complete in the coming twelve months as of June 30, 2022. Please revise to disclose the salient terms for each of these items such that a reader is able to understand the significance of each transaction.

Response to Comment 37: The Company acknowledges the Staff’s comment and has provided information about the salient terms of acquisitions and investments in the Company’s financial statements as of and for the year ended December 31, 2022 for those consummated in such fiscal year, and has references salient terms for any such acquisitions and investments in the “Subsequent Events” section of the MD&A of the Company and in the referenced Note in the Staff’s comment, for transactions consummated after such fiscal year end or otherwise required in such note and disclosure.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact to our counsel, Sarah E. Williams, Esq., at swilliams@egsllp.com, or Nahal A. Nellis, Esq., at nnellis@egsllp.com, or by telephone at (212) 370-1300.

Sincerely,

/s/ Mudit Paliwal
Mudit Paliwal Chief Executive Officer and Director

cc:	Sarah E. Williams, Esq. Nahal A. Nellis, Esq.
Ellenoff Grossman & Schole LLP